Exhibit 99.1

Capitalisation

The following table shows the Group’s capitalisation and indebtedness on a consolidated basis in accordance with IFRS as at 31 December 2016. In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

31 December 2016
(£m)
Capitalisation
Equity
Shareholders’ equity	42,670
Other equity instruments	5,355
Non-controlling interests	440
Total equity	48,465

Indebtedness

Subordinated liabilities	19,831

Debt securities
Debt securities in issue	76,314
Liabilities held at fair value through profit or loss (debt securities)	9,423
Total debt securities	85,737

Total indebtedness	105,568

Total capitalisation and indebtedness	154,033

Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group. As of 31 December 2016, all indebtedness was unsecured except for £37.8 billion of securitisation notes and covered bonds and £2.1 billion of debt securities issued by the Group’s asset-backed conduits.

Other than the redemption, at call date, of £159 million of Tier 1 securities on 9 March 2017, there have been no further issuances or redemptions of subordinated liabilities since 31 December 2016.

There has been no material change in the information set forth in the table above since 31 December 2016.